Exhibit 99.1

Ossen Innovation Announces Termination of Share Exchange Agreement with America-Asia Diabetes Research Foundation

SHANGHAI, May 8, 2018 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced the termination of the Share Exchange Agreement (the "Exchange Agreement"), dated July 19, 2017, among the Company, America-Asia Diabetes Research Foundation (the "Foundation") and the shareholders of the Foundation, as amended, with respect to the acquisition of the Foundation by Ossen. The Foundation and its shareholders failed to satisfy the closing conditions set forth in the Exchange Agreement. As a result, the Company terminated the Exchange Agreement. In connection therewith, the Share Purchase Agreement, dated July 19, 2017, between the Company and an affiliate of Dr. Liang Tang, the Chairman of Ossen, pursuant to which the Company agreed to sell its existing business to an affiliate of Dr. Tang, is deemed terminated.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi province.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Wei Hua, Chief Executive Officer
Phone: +86-21-6888-8886
Web: http://www.osseninnovation.com